Exhibit 99.1

SatixFy Signs $9 Million Software Development and License
Agreement with MDA Space for Satellite Payloads

Agreement signed to support MDA Space's Digital Payload systems and roadmap

Rehovot, Israel, October 22, 2024. SatixFy Communications Ltd. (“SatixFy”) (NYSE American: SATX), a leader in next-generation satellite communication systems based on in-house-developed chipsets, today announced that it has signed a software development and license agreement with MDA Space Ltd. (“MDA Space”) (TSX: MDA), a leading provider of advanced technology and services to the rapidly expanding global space industry.

Under the agreement, SatixFy will provide the modem and beamforming software for the SatixFy chipsets to be used in digital satellite broadband Low Earth Orbit Constellation (“LEO”) payloads. It will also provide SatixFy’s software licenses and a development kit to support MDA Space deliveries to customers.

SatixFy’s software and related services are part of its broad offering of digital satellite payload products that include groundbreaking radiation-hardened chipsets with on-board processing and support for multi-beam digital antennas, as well as advanced ground terminals.

The full contract price is $9 million, comprised of $6 million for delivery of the software solution with a license to support an existing MDA Space customer and $3 million for a further license to support future customers. Furthermore, the contract allows for MDA Space to retain an option to be granted access to a part of the code related specifically to the data plane for a further $4 million.

Nir Barkan, Chief Executive Officer of SatixFy, commented, “MDA Space has been a steadfast partner to SatixFy and our business with them has grown consistently. We are very pleased with this new contract, and we believe that it will position SatixFy as a market leader and technology provider of both space-grade chips and software for next-generation digital satellite payloads. Our space-grade chips are increasingly becoming a core technology underpinning the communications within many of the next-generation LEO and Geostationary (“GEO”) satellite constellations to be launched in the coming years.“

He added: “This new agreement demonstrates the trust that MDA Space has in our abilities to provide them with a best-of-breed suite of software and services that push the technological boundaries forward in the satellite communications industry. We look forward to further leveraging our expertise to support the satellite communication industry’s ambitious roadmap.”

About SatixFy SatixFy develops end-to-end next-generation satellite communications systems, including satellite multi beam digital antennas, user terminals and modems, based on powerful chipsets that it develops in house.

SatixFy’s products include modems that feature Software Defined Radio (SDR) and Fully Electronically Steered Multi Beam Antennas (ESMA) that support the advanced communications standard DVB-S2X. SatixFy’s innovative ASICs improve the overall performance of satellite communications systems, reduce the weight and power requirements of terminals and payloads, and save real estate for gateway equipment. SatixFy’s advanced VSATs and multi-beam fully electronically steered antenna arrays are optimized for a variety of mobile applications and services, using LEO, MEO and GEO satellite communications systems, for aero/in-flight connectivity systems, communications-on-the-move applications and more.

SatixFy is headquartered in Rehovot, Israel with additional offices in the U.S., U.K. and Bulgaria. For more information, please visit www.SatixFy.com.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, SatixFy is using forward looking statement in this press release when it discusses its obligations to and potential payments from MDA Space; its positioning as a market leader and technology provider of both space-grade chips and software for next-generation digital satellite payloads; that its space-grade chips are increasingly becoming the core technology underpinning the communications within many of the next-generation LEO and GEO satellite constellations to be launched in the coming years; its ability to provide customers with a best-of-breed suite of software and services; and its ability to further leverage its expertise to support the satellite communication industry’s ambitious roadmap. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among others: the Company’s planned level of revenues and capital expenditures; the Company’s available cash and its ability to obtain additional funding; the Company’s ability to market and sell its products; legal and regulatory developments in the United States and other countries; the Company’s ability to maintain its relationships with suppliers, distributors and other partners; the Company’s ability to maintain or protect the validity of its patents and other intellectual property; political, economic and military instability in the Middle East, specifically in Israel; as well as those factors set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on March 29, 2024, as amended, and other documents filed with or furnished to the SEC which are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Contacts

Investor Contact:
Kenny Green & Ehud Helft, EK Global IR, satixfy@ekglobal.com

Media Contact:
Aviv Sax Nahamoni, info@satixfy.com